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GEORGE CONDO



Ecstatic Figures

2010

INVEST NOW

2 Previous Exits

Condo's exits distributed back almost $5 million (including principal) to 1000+ investors. See how much they made:



George Condo
Masterworks 016

Annualized Net Return (538 Days Held)	39.3%
Initial Offering Size	$1.76M
Sold For	$2.9M
Profit from $10K investment	$4.9K After Fees



George Condo
Masterworks 025

Annualized Net Return (638 Days Held)	21.5%
Initial Offering Size	$1.65M
Sold For	$2.55M
Profit from $10K investment	$4.0K After Fees

Past performance not indicative of future results. Previous exits not included in set of similar sales to MW 325.

New Auction Record

Just last week, Condo set his third highest auction record in Hong Kong. Among other sales, it signals increased momentum for Condo in the Asian market.


New #3 Auction Record!

Estimate:
$5.15M - $7.72M

Sale Price:
$6.22M

Prescription for the Clinically Normal
acrylic, charcoal, and pastel on linen (diptych)
228.6 × 330.2 cm. (90 × 130 in.)
Executed in 2012

Auction House estimates are based on their internal criteria and should not be relied on as a prediction of the actual selling price of a lot or its value for any other purposes. Sale price includes buyer's premium.

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, or investment advice. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure on Regulation A Offerings, Risks of Investing, Performance Metrics, Art Market Data, Progress Bar, and more visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

Masterworks has offered investments in over 400 works and realized illustrative annualized net returns of 17.6%, 17.8%, and 21.5% on works held longer than one year (not inclusive of unsold works which may be lower).

Previous exits featured artworks by George Condo and auction results are not included in set of similar sales to Masterworks 325 which comprise paintings by George Condo with the following criteria: all Psychological Cubist Drawing Painting portraits on canvas from 2008 to present, 30 inches by 30 inches and 90 inches by 90 inches in size, excluding portraits with predominantly monochromatic palettes and portraits with more than three discernible figures.

Auction House estimates are based on the condition, rarity, quality and provenance of the lot and on prices recently paid at auction for similar property. Estimates can change. Neither you, nor anyone else, may rely on any estimate as a prediction or guarantee of the actual selling price of a lot or its value for any other purposes. Estimates do not reflect the final hammer price and do not include buyer's premium, or any applicable taxes or charges or artist's resale royalty.

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